Exhibit 99.126

Vicinity Motor Corp. Receives $6.0 Million Initial Order for Vicinity Lightning™ EV Buses from Calgary Transit

VANCOUVER, BC – June 14, 2021 - Vicinity Motor Corp. (TSXV:VMC) (OTCQX:BUSXF) (FRA:6LG) (“Vicinity Motor” or the “Company”) (formerly Grande West Transportation Group Inc.), a leading supplier of electric, CNG, gas and clean diesel vehicles, today announced that it has received an initial order from Calgary Transit, the City of Calgary’s transit authority, for 14 Vicinity Lightning™ EV buses valued at over $6.0 million.

Calgary Transit connects people, communities and businesses across Calgary through cost-effective, sustainable public transit. In 2020, Calgary Transit provided 51.1 million passenger trips with a fleet of 1,048 high-capacity, heavy, medium and light duty buses. Emissions Reduction Alberta (ERA) committed $7 million to the City of Calgary’s overall battery electric bus pilot project.

The order of 14 new Vicinity Lightning™ EV buses are for delivery in 2022 to Calgary Transit, with the option to purchase supplemental vehicles at a set price over a 5-year period.

“Calgary Transit is one of Canada’s leading transit authorities, with a strong commitment to reducing vehicle emissions and environmental impact,” said William Trainer, Founder and CEO of Vicinity Motor Corp. “This first order marks the beginning of a valuable partnership with Calgary Transit as they diversify their fleet and mitigate exposure to energy and carbon costs.

“As cities around the world seek to meet climate goals, the demand for sustainable, zero emission transit options like our breakthrough Vicinity Lightning™ EV will continue to grow. We look forward to introducing our electric vehicles to the people of Calgary in the short-term and continuing to build value for our shareholders with the continued momentum in our next-generation Vicinity Lightning™ EV line.”

About Vicinity Motor Corp.

Vicinity Motor Corp. (TSXV: VMC) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel vehicles for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. The Company’s innovative Vicinity Lightning™ EV bus, enabled through a tier-1 strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit https://vicinitymotorcorp.com.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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